

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Dr. Peng Jiang
Chief Executive Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9, Putuo District
Shanghai, Peoples Republic of China

> **Re: Brilliant Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2023**
> **File No. 001-39341**

Dear Dr. Peng Jiang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form PRE 14A filed June 16, 2023

General

1. We note that you are seeking to extend your termination date to December 23, 2023, a date which is 42 months from your initial public offering. We also note your statement, in your Current Report on Form 8-K filed on June 29, 2023, that you have received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that you are not in compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, and stating that unless you timely request a hearing, your securities (units, ordinary shares, warrants, and rights) would be subject to suspension and delisting from The Nasdaq Capital Market at the opening of business on July 7, 2023. Please revise to disclose the receipt of this notice and your deficiency, and how you intend to address it. Please also revise to discuss the risks of your non-compliance with this rule, including any consequences if the Nasdaq Hearings Panel does not grant you a waiver for compliance with this rule.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Giovanni Caruso